New shares from AIXTRON stock option program will be traded under separate ISIN

Herzogenrath/Germany, February 26, 2016 - AIXTRON SE (FSE: AIXA; NASDAQ: AIXG) a leading provider of deposition equipment to the semiconductor industry, has a number of stock option programs in place that grant employees the right to purchase AIXTRON shares under certain conditions.

Under the terms of the stock option plan 2007, stock options can currently be exercised. New shares resulting from exercised options are not entitled to a dividend for fiscal year 2015 and will therefore be traded on the Frankfurt Stock Exchange under the separate ISIN DE000A2AAEV2 until and including the day of the Annual General Meeting 2015 on May 25, 2016.

Use of Results

The 2015 loss will be carried forward and consequently no dividend payment will be made for 2015.

Contact:

Guido Pickert
Investor Relations and Corporate Communications
T: +49 (2407) 9030-444
F: +49 (2407) 9030-445
E: invest@aixtron.com

For further information on AIXTRON SE (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as "may", "will", "expect", "anticipate", "contemplate", "intend", "plan", "believe", "continue" and "estimate" and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forwardlooking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.